EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

					First Nine
	Third Quarter				Months

	1999		1998		1999		1998

(Dollars in millions)

Earnings before income taxes	$49		$123		$149		$386

Add:

Interest expense, net	35		28		89		70

Rental expense(1)	6		5		17		18

Amortization of capitalized interest	7		4		16		12

Earnings as adjusted	$97		$160		$271		$486

Fixed charges:

Interest expense, net	$35		$28		$89		$70

Rental expense(1)	6		5		17		18

Capitalized interest	2		4		11		27

Total fixed charges	$43		$37		$117		$115

Ratio of earnings to fixed charges	2.3	x	4.3	x	2.3	x	4.2	x

(1)	For all periods presented, interest component of rental expense is estimated to equal one-third of such expense.

35